EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE

	Year Ended
	September 30,
	2009	2008

Net income	$387,442	$286,854
Weighted average number of shares outstanding	5,243,107	5,247,107

Net income per common share	$0.07	$0.05